United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of November, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: November 15, 2011

IR Contact Information ir@gruma.com (52)81 8399-3311 and 24
Monterrey, N.L., Mexico, November 15, 2011	www.gruma.com

PRESS RELEASE REGARDING
GRUMA'S OPERATIONS IN VENEZUELA

Monterrey, N.L., Mexico, November 15, 2011. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB)  in connection with our May 13th, 2010 press release, and with the information disclosed in our 20-F Report, hereby informs the following:

  By virtue of the expropriatory measures on the movable assets, real estate properties and their improvements of Molinos Nacionales C.A. (''Monaca''), adopted by the Government of the Bolivarian Republic of Venezuela (the ''Venezuelan Government''), pursuant to the Presidential Decree No. 7,394 published in the Official Gazette of Venezuela on May 12, 2010 (the ''Expropriation Decree''), Valores Mundiales S.L., a Spanish company subsidiary of GRUMA which owns 100% of Monaca's capital stock, initiated on the immediate subsequent date, negotiations with the Venezuelan Government in order to reach a friendly settlement arising from the respective controversy including among other matters, the corresponding payment of a fair and reasonable compensation for the expropriated assets.

  In these negotiations, by virtue of the expropriation decree, the Venezuelan Government has declared interest in including Derivados de Maiz Seleccionado, Demaseca, C.A. (''Demaseca''), an entity 100% controlled by Consorcio Andino, S.L., a Spanish company and a subsidiary of GRUMA within the scope of the expropriatory measures.

  As Spanish companies, the investments of Valores Mundiales, S.L. and Consorcio Andino, S.L. in Monaca and Demaseca, and their respective assets, are protected by the Treaty for the Reciprocal Promotion and Protection of Investments between Spain and Venezuela, executed by the governments of both countries on November 2nd, 1995 (the ''Investment Treaty'').

  In seeking to procure to reach the friendly settlement of the disputes that arose from the publication of the Expropriation Decree, on November 9th, 2011 Valores Mundiales, S.L., Consorcio Andino, S.L., Monaca and Demaseca gave formal notice of those controversies to the Venezuelan Government pursuant to article XI(1) of the Investment Treaty, and accepted the consent granted by the Bolivarian Republic of Venezuela in the Investment Treaty to submit, if necessary, their disputes to arbitration before the International Centre for Settlement of Investment Disputes (the ''ICSID''), should a friendly agreement settling those disputes may not be reached in order to finish with those controversies.

  At this stage of the negotiations, we are unable to guarantee that our involvement in such negotiations will result in a fair and reasonable compensation, if any, to GRUMA, trough Valores Mundiales, S.L., and Consorcio Andino, S.L., for the assets subject to the Expropriation Decree, and we cannot anticipate the difficulty of collection, among other matters. In addition, we cannot foresee the position that the Venezuelan Government may adopt during future negotiations. The ultimate outcome of this matter is presently uncertain.

  GRUMA reaffirms that it has always been in compliance with Venezuelan laws and regulations, GRUMA and its subsidiaries Valores Mundiales, S.L., Consorcio Andino, S.L., Monaca and Demaseca, as socially responsible companies, ratify their commitment with the people and the Government of the Bolivarian Republic of Venezuela, to continue producing high quality food products in order to satisfy the demand and needs for their products by the Venezuelan population.

About Gruma
GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 98 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.